Mail Stop 0305

      January 6, 2005


Robert A. Whitman
President, Chief Executive Officer and
Chairman of the Board
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

Re:  	Franklin Covey Co.
Preliminary Proxy Statement on Schedule 14A
Filed on December 8, 2004
	File No. 000-27767

Dear Mr. Whitman:

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As you know, the Division of Enforcement has commenced an investigation regarding certain matters which may be related to the
Company. The staff responsible for the investigation are not the staff responsible for the comment process in the Division of Corporation Finance. Nonetheless, you are advised that any information provided to the staff in response to comments, or supplementally may be given to the Division of Enforcement.

With respect to any comments that directly or indirectly relate to the matters under investigation by the Division of Enforcement, all persons who are responsible for the accuracy and adequacy of the disclosure in the filing are urged to be certain that all information required for shareholders to make an informed decision is provided.
Since the company and management are in possession of all facts with respect to the matters under investigation, despite the staff`s comments, they are responsible for the accuracy and adequacy of the disclosures made regardless of our comments.

Additionally, the company should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Preliminary
Schedule 14A do not foreclose the Commission from taking any action with respect to the filing.
* The company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Requirements as to Proxy

2. Please note that Rule 14a-4(a) requires that the proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." We note that certain items related to the Recapitalization Transaction would require a shareholder vote without regard to the vote on the recapitalization of the Series A Preferred
Stock. Refer generally to the first 6 bullet points on page 30. Please revise to include a separate vote on each item related to the amendment and restatement of the Company`s Articles of Incorporation, the recapitalization of the Series A Preferred Stock and the issuance of warrants to holders of Series A Preferred Stock. You may have the separate proposals be contingent on one another, but they must be separate items to vote on.

3. Similarly revise proposal (vii) to provide for a separate vote for the adjournment of the Annual Meeting to solicit additional votes in favor of the proposal to amend and restate the Articles of Incorporation and the proposal to issue warrants.

4. In that regard, please ensure that changes are made to the form of
the proxy card and to the disclosure in the proxy statement.  To the
extent any separate items are conditioned upon one another, the disclosure must be clear on the proxy card. Please refer to Item 19 of Schedule 14A.


Proposal V, page 29

5. Confirm that you have included all of the information required pursuant to Item 404(b) of Regulation S-K, particularly as it relates to Knowledge Capital.

6. Refer to the last paragraph on page 31. Identify the members of the Special Committee here.

Effect of the Recapitalization on Relative Voting Power and
Economic
Interest, page 32

7. The discussion in this section is difficult to follow. Revise this section to clearly outline the differences in voting power and economic interest resulting from the Articles Amendment and the Recapitalization. Consider including a tabular presentation of the information.

Background of the Articles Amendment, page 33

8. Refer to the third full paragraph on page 34. Summarize the preliminary analysis presented by management as well as the preliminary analysis prepared by ThinkEquity to the Special Committee. It appears that a preliminary analysis by management and
ThinkEquity was presented to the Special Committee at later dates as well. Revise your disclosure to summarize each of the presentations made to the Special Committee.

9. Provide us with copies of any documentation such as outlines, summaries or reports furnished to the Special Committee.

10. Discuss the analysis and the recommendations presented by Davidson on June 4, 2004. Provide us with copies of any documentation such as outlines, summaries or reports prepared and furnished by Davidson to the Special Committee.

Reasons for the Articles Amendment, page 36

11. Please revise into two lists: (1) the reasons considered in favor of the articles amendment; (2) the reasons the Special
Committee and the Board considered against the proposed amendment. If there were none, so state.

Opinion of Financial Advisor to the Special Committee, page 38

12. Disclose why Davidson uses the valuation techniques performed in connection with this opinion.

13. Please include a tabular presentation comparing the theoretical present value pre- and post-recapitalization.

14. It is unclear from the presentation why the exit multiples and valuation multiples of comparable companies supports a finding of fairness. Please revise for clarity. You should also include your own valuation multiples in the table.

Preferred Stock Analysis, page 42

15. Revise the third paragraph to state the major assumptions made by
Davidson.

Description of the Common Stock, page 43

16. Consider presenting a comparison of the Existing Articles and the proposed Restated Articles in a tabular format.

Appendix D

17. Revise paragraph number 5 to reflect votes cast in separate but related proposals regarding the Restated Articles.

***********

      As appropriate, please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions to Hanna Teshome at (202) 942-2975, or in her absence, to me at (202) 942-1850.

								Sincerely,



								Max A. Webb
								Assistant Director


cc: via facsimile
Nolan S. Taylor
Dorsey & Whitney LLP
(801) 933-7373

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Franklin Covey Co.
January 6, 2005
Page 1